FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: August 23, 2007

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-6752 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-6752 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Announces Second Quarter 2007 Results

Changzhou, China – August 23, 2007 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), an integrated manufacturer of solar PV products based in Changzhou, China, today announced its financial results for the second quarter of 2007.

Second Quarter 2007 Highlights

•	Total net revenues increased 77.0% sequentially and 160.4% year-over-year to $75.3 million

•	Gross profit increased 49.5% sequentially and 78.7% year-over-year to $14.2 million

•	Net income increased 51.4% sequentially and 540.0% year-over-year to $7.2 million

•	Solar module shipments increased 93.3% to 20.33 MW from 10.52 MW in the first quarter of 2007 and 187.6% from 7.07 MW in the second quarter of 2006

“We are extremely pleased with our record results for the second quarter of 2007. We experienced continued strong growth in both revenues and profits, while further demonstrating the strengths of our sales and marketing, organizational capability, and strong brand in strategic European markets, such as Germany, Spain, and Italy. In addition, we have achieved key milestones in the execution of our business plan with the successful commercial launch of our solar cell manufacturing lines, taking us one step closer to becoming a fully vertically integrated solar PV manufacturer,” said Mr. Jifan Gao, Trina Solar’s Chairman and CEO.

Second Quarter 2007 Results

Trina Solar’s net revenues in the second quarter of 2007 were $75.3 million, an increase of 77.0% sequentially and 160.4% year-over-year. Total shipments increased to 20.33 MW, up from 10.52 MW in the first quarter of 2007 and 7.07 MW in the second quarter of 2006. Average sales price (“ASP”) was $3.70 in the second quarter of 2007, compared to $3.80 in the first quarter of 2007, and $4.03 in the second quarter of 2006. Sales to customers in Europe accounted for almost all of Trina Solar’s revenues in the second quarter of 2007.

At June 30, 2007, Trina Solar's ingot, wafer, and module annual manufacturing capacities were 100 MW. In April 2007, Trina Solar commenced commercial production of its newly installed solar PV cell lines that are currently delivering an average cell efficiency of 16.3% and have an annual manufacturing capacity of approximately 50 MW. The Company plans to achieve an annual manufacturing capacity of 150 MW for its ingot, wafer, cell and module production by the end of 2007.

Cost of revenues in the second quarter of 2007 was $61.1 million, an increase of 84.9% sequentially and 191.4% year-over-year due to growth of Trina Solar’s solar module business. Cost of revenues in the second quarter of 2007 included approximately $15,000 of share-based compensation expenses.

Gross profit in the second quarter of 2007 was $14.2 million, an increase of 49.5% sequentially and 78.7% year-over-year. Gross margin was 18.9% in the second quarter of 2007, a decrease from 22.3% in the first quarter of 2007 and 27.5% in the second quarter of 2006. The sequential and year-over-year decline in gross margin was due primarily due to a lower module ASP.

Operating expenses in the second quarter of 2007 were $6.1 million, an increase of 21.6% sequentially and 21.7% year-over-year. The sequential and year-over-year increases were primarily due to higher selling expenses and general and administrative expenses to support the rapid growth of the Company’s business. Operating expenses in the second quarter of 2007 included approximately $296,000 of share-based compensation expenses.

Operating income in the second quarter of 2007 was $8.1 million, an increase of 81.0% sequentially and 177.2% year-over-year. Operating margin was 10.7% in the second quarter of 2007, compared to 10.5% in the first quarter of 2007 and 10.1% in the second quarter of 2006.

Interest expense in the second quarter of 2007 was $1.6 million, compared to $1.2 million in the first quarter of 2007 and $0.5 million in the second quarter of 2006. The sequential increase was due to additional bank borrowings in the second quarter of 2007.

The Company recorded an income tax benefit of $56,000 in the second quarter. The Company received approval from the tax authority of additional tax benefit in the second quarter under qualified export enterprise classification.

Net income from continuing operations reached $7.2 million in the second quarter of 2007, an increase of 53.2% sequentially and 280.6% year-over-year.

Net income was $7.2 million in the second quarter of 2007, an increase of 51.4% sequentially and 540.0% year-over-year.

First Half 2007 Results

Revenues for the six months ended June 30, 2007 increased 171.7% over the comparable period in 2006, to $117.9 million. Gross profit increased 89.3% over the comparable period in 2006, to $23.7 million, yielding a gross margin of 20.1%. Operating expenses in the first half of 2007 increased 83.9% over the comparable period in 2006 to $11.2 million as a result of the Company’s rapid growth. Operating income in the first half of 2007 was up 94.4% over the comparable period in 2006 to $ 12.6 million, reflecting an operating margin of 10.7%.

Net income for the six months ending June 30, 2007 was $12.0 million, an increase of 201.6% over the comparable period in 2006.

Financial Condition

As of June 30, 2007, the Company had $173.5 million in cash and cash equivalents and working capital of $224.9 million. Total bank borrowings stood at $114.8 million, $5.3 million of which were long-term borrowings. Shareholders’ equity was $335.6 million, up from $171.6 million at the end of the first quarter 2007.

Business Outlook

The Company affirms its previous guidance of total net revenues in the range of $270 million to $300 million and net income in the range of $34.5 million to $36.5 million for the full year 2007. The Company expects to ship between 75 MW to 80 MW of modules for the full year 2007.

Trina Solar is on track to meet its year end capacity expansion goals of 150 MW and 350 MW for 2007 and 2008, respectively. The Company has successfully upgraded its infrastructure, including installation of utilities such as electrical power supply and new water cooling facilities. In line with its technology roadmap, Trina Solar has achieved commercial production of wafers of 200-micron thickness from 220-micron thickness to reduce the usage of silicon during the third quarter. Such wafers currently account for over 70% of its output, with the remaining wafers being produced at 220-micron thickness. We are currently converting our remaining equipment to produce all wafers of 200-micron thickness by the end of the third quarter.

In terms of polysilicon supply, the Company has entered into contracts covering approximately 90% and 60% of its 2007 and 2008 feedstock requirements, respectively, and continues to pursue an optimal mix of short-term and medium-term contracts with polysilicon manufacturers, semiconductor companies and silicon reclamation companies.

“Our outlook is positive as recent sales contracts have confirmed our strengths to successfully execute our sales and marketing strategies in key European markets, particularly in Southern Europe where climatic conditions and government policies are more favorable towards the solar power industry. Market demand is still extremely strong, and we are currently sold out through the rest of the year. With additional cell lines and ingot and wafer capacities being installed for production in the fourth quarter, we are on track to realize increased scale efficiencies under a vertically integrated business model. Our focus remains to achieve cell efficiencies in excess of 16.5% by the year end, to enhance our product quality and to improve our cost structure, especially in the area of silicon feedstock utilization,” said Mr. Gao. “Our efforts to expand our geographic footprint into new markets and diversify our customer base have proven increasingly successful, as evidenced by an increasing percentage of new customers from Spain and Italy during the quarter. Going forward, our sales force will continue to target large and medium-sized companies in these and other markets.”

During the second quarter of 2007, the Company diversified its revenue base by adding 12 new customers to end the quarter with approximately 30 active customers and a total portfolio of over 50 customers. The geographic breakdown of our sales for the second quarter was approximately 57% Germany, 28% Spain, and 11% Italy, thus bringing our first half of 2007 geographic breakdown to approximately 40% Germany, 31% Spain, and 15% Italy.

Recent Events

On May 21, 2007, Trina Solar announced the appointment of Mr. Qian Zhao as independent director to the Company’s Board of Directors. Mr. Zhao is a lawyer by training and has practiced law for 17 years specializing in corporate finance, cross-border investments, securities and M&A.

On May 31, 2007, the Company raised approximately US$155 million in net proceeds through its follow-on offering of 3,600,016 American Depository Shares. The net proceeds will be used to expand manufacturing lines for the production of silicon ingots, wafers, solar cells and modules, research and development, raw materials purchases and general working capital purposes.

On July 9, 2007, the Company confirmed initial shipments on four recently signed contracts covering 88 to 99 MW of sales to new key accounts in Italy and Germany over the next two to three years.

Conference Call

The company will host a conference call at 8:00 a.m. ET on August 23, 2007, to discuss the results for the quarter ended June 30, 2007. Joining Jifan Gao, Trina Solar’s Chairman and Chief Executive Officer, will be Sean Shao, Chief Financial Officer, Sean Tzou, Chief Operations Officer, Andy Klump, Vice President of Business Development, Arturo Herrero, Vice President of Sales and Marketing, and Thomas Young, Director of Investor Relations. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: (+1 888) 482-0024. International callers should dial (+1 617) 801-9702. The passcode for the call is 13859684.

If you are unable to participate in the call at this time, a replay will be available on Thursday, August 23 at 10:00 a.m. ET, through Thursday, August 30, at 10:00 a.m. ET. To access the replay, dial (+1 888) 286-8010, international callers should dial (+1 617) 801-6888 and enter the passcode 87710119. Callers in Southern China may also dial 10 800 130 0399.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co., Ltd., is an integrated solar PV manufacturer based in China. The company began research and development efforts in solar products in 1999 and in 2002 it started the system integration business. The company moved into the assembly of solar modules in 2004 as well as the manufacturing of monocrystalline ingots, wafers and cells in 2005, 2006 and 2007, respectively. The company’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. The company sells its products to customers around the globe, including a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. For further information, visit the company’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

- FINANCIAL TABLES FOLLOW -

Trina Solar Limited

Consolidated Statement of Operations

(US dollars in thousands, except ADS and share data)

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues	$75,305	$28,921	$117,852	$43,373
Cost of revenues	61,090	20,966	94,129	30,841

Gross profit	14,215	7,955	23,723	12,532
Operating expenses
Selling expenses	2,335	716	3,929	1,094
General and administrative expenses	3,354	2,804	6,025	3,386
Research and development expenses	439	1,518	1,214	1,594

Total operating expenses	6,128	5,038	11,168	6,074

Operating income	8,087	2,917	12,555	6,458
Interest expenses	(1,632)	(464)	(2,834)	(653)
Interest income	563	57	955	64
Other income (expenses)	138	(29)	28	(55)

Income before income taxes	7,156	2,481	10,704	5,814
Income tax expenses	55	(586)	1,213	(1,025)

Net income from continuing operations	7,211	1,895	11,917	4,789
Net income (loss) from discontinued operations	(13)	(770)	35	(826)

Net income	$7,198	$1,125	$11,952	$3,963

Earnings per ordinary share from continuing operations
Basic	0.003	0.002	0.005	0.005
Diluted	0.003	0.002	0.005	0.005
Earnings per ADS from continuing operations
Basic	0.321	0.190	0.546	0.479
Diluted	0.315	0.190	0.537	0.479
Earnings per ordinary share
Basic	0.003	0.001	0.005	0.004
Diluted	0.003	0.001	0.005	0.004
Earnings per ADS
Basic	0.320	0.113	0.548	0.396
Diluted	0.315	0.113	0.538	0.396
Weighted average ordinary shares outstanding
Basic	2,246,839,501	1,000,000,000	2,181,736,235	1,000,000,000
Diluted	2,287,462,645	1,000,000,000	2,221,166,769	1,000,000,000
Weighted average ADS outstanding
Basic	22,468,395	10,000,000	21,817,362	10,000,000
Diluted	22,874,626	10,000,000	22,211,668	10,000,000

Trina Solar Limited

Consolidated Balance Sheet

(US dollars in thousands)

	June 30, 2007	December 31, 2006
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$173,494	$93,380
Restricted cash	11,249	5,004
Inventories	65,686	32,230
Accounts receivable, net	67,856	29,353
Other receivables	2,573	1,228
Advances to suppliers	37,134	34,606
Value-added tax recoverable	1,020	1,035
Deferred tax assets	34	613
Current assets of discontinued operations	280	353
Total current assets	359,326	197,802
Property, plant and equipment	92,725	51,419
Intangible assets, net	2,408	2,372
Advances to suppliers - long-term	22,795
Deferred tax assets	650	152

TOTAL ASSETS	$477,904	$251,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$109,515	$71,409
Accounts payable	20,526	9,147
Accrued expenses	3,545	5,029
Advances from customers	384	1,200
Income tax payable	84	850
Current liabilities to be disposed	389	434
Total current liabilities	134,443	88,069
Long-term bank borrowings	5,252	5,122
Accrued warranty costs	2,602	1,400
Total liabilities	142,297	94,591

Ordinary shares	22	21
Additional paid-in capital	304,124	139,671
Retained earnings	27,543	15,622
Other comprehensive income	3,918	1,840
Total shareholders’ equity	335,607	157,154

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$477,904	$251,745